Exhibit 99.1

Brenmiller Energy to Launch Revolutionary bGen™ Thermal Energy Storage System to Electrify Thermal Oil: 8 Projects Worth Approximately $170 million Already in Commercial Pipeline

●	Electric thermal oil solution leverages award-winning bGen™ efficiency and delivers low-carbon heat at price parity with fossil fuels
●	Next-generation thermal storage system for industrial applications set to launch in 2026, addressing critical market need to decarbonize thermal oil heating
●	Multiple commercial projects already in negotiations, demonstrating strong market validation, expanding Brenmiller’s total addressable market by an additional $8 billion annually.

Tel Aviv, Israel – February 4, 2025—Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global energy provider of thermal energy storage (“TES”) solutions to industrial and utility markets, today announced that it has commenced the development of a ground-breaking TES system, the bGen ZERO Thermal Oil™ (“bGen ZTO”) designed to electrify thermal oil for industrial applications. Planned for commercial availability in 2026, bGen ZTO expands Brenmiller’s total addressable market into the $8 billion annual thermal oil heating equipment market growing at a compound annual growth rate (“CAGR”) of 6%.

Thermal oil is used for industrial heating processes of pharmaceuticals, chemicals, petrochemicals, and food processing industries. Today, 95% of thermal oil is powered by fossil fuels.

“Our extensive engagement with global industrial customers revealed a critical need for next-generation thermal oil heating solutions that eliminate fossil fuels while reducing complexity and cost,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “The bGen ZTO’s efficiency means our Heat-as-a-Service customers will benefit from zero-emissions heat at a price that is competitive with fossil fuel-based solutions. Our research and development engineers, the best in the industry in our opinion, are now developing the bGen ZTO planning for first delivery by 2026 for 8 projects worth approximately $170 million in our commercial pipeline. To the best of our knowledge, no competing thermal oil storage systems exist in the market today.”

A breakthrough innovation, bGen ZTO is a modular TES system that will combine an internal electric conversion for storage with integrated heat exchange, achieving nearly 100% cycle efficiency through simplified maintenance and indirect oil heating with minimal degradation, smooth stability, and limited breakdown, if any, while heating thermal oil up to 340°C.

The launch of bGen ZTO comes as industries increasingly turn to renewable energy solutions in the face of fossil fuel volatility.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com and follow the Company on X and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the development of bGen ZTO, including its future industrial applications, its commercial availability in 2026, the expectancy that bGen ZTO will expand the Company’s total addressable market into the $8 billion annual thermal oil heating equipment market growing at a CAGR of 6%, bGen ZTO’s benefits for the Company’s customers, the planned delivery of bGen ZTO for 8 projects worth approximately $170 million in the Company’s commercial pipeline, that bGen ZTO will combine an internal electric conversion for storage with integrated heat exchange, achieving nearly 100% cycle efficiency through simplified maintenance and indirect oil heating with minimal degradation, smooth stability, and limited breakdown, if any, while heating thermal oil up to 340°C. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain crucial factors may affect the company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. The Company may not ultimately reach any definitive agreements related to bGen ZTO and the projects under negotiations and/or in the Company’s commercial pipeline may not occur. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contacts:

Tori Bentkover

brenmillerenergy@antennagroup.com